Bingham McCutchen LLP

2020 K Street NW

Washington, DC 20006

Tel: 202.373.6000

Fax: 202.373.6001

www.bingham.com

September 10, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Exchange Traded Concepts Trust II: Registration Statement on Form N-1A (File Nos. 333-180871 and 811- 22700)

Ladies and Gentlemen:

On behalf of our client, Exchange Traded Concepts Trust II (the “Trust”), we are filing, pursuant to the Securities Act of 1933, and under the Investment Company Act of 1940, Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A, together with all exhibits thereto. The purpose of Pre-Effective Amendment No. 1 is to respond to Staff comments on the Trust’s Initial Registration Statement on Form N-1A, which was filed via EDGAR Accession No. 0001144204-12-023014 on April 20, 2012.

Please contact me at (202) 373-6799 with your questions or comments.

Sincerely,

/s/ Christopher D. Menconi
Christopher D. Menconi